

Mail Stop 3561

October 14, 2008

Mr. Edward L. Cummings
Chief Financial Officer and Treasurer
QSGI Inc.
400 Royal Palm Way
Palm Beach, Florida 33480

>   **Re: QSGI Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed September 26, 2008**
>   **File No. 001-32620**

Dear Mr. Cummings:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                    Sincerely,

                                    Ta Tanisha Meadows
                                    Staff Accountant